April 21, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit C of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibit C, the Exchanges are each filing an amendment to reflect Director and Officer changes for several affiliated entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Laura Dickman

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 4:00pm on 04/21/25

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **04/21/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

25000136

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel Cboe BZX Exchange, Inc. (Title) (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are curent, true and complete.

Date: 04/21/25 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Laura Dickman [signature executed at 4:00pm on 04/21/25] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

<u>EXHIBIT C – AMENDMENT AS OF APRIL 21, 2025</u>

Summary of changes made to Exhibit C:

- For Cboe Services Company, Marc Magrini (VP) and Jeanene Isaac (VP, Global Total Rewards) have been removed as Officers. Dave Howson (EVP, Global President) underwent changes to their existing title as an Officer.
- For Cboe FX Holdings, LLC, Allen Wilkinson (VP) underwent changes to their existing title as an Officer. Cboe Services Company (Managing Member) has been removed as a Director.
- For Cboe FX Markets, LLC, David Howson (EVP, Global President) underwent changes to their existing title as an Officer. Benjamin Lawson (VP, Chief Information Security Officer) has been removed as an Officer.
- For Cboe FX Services, LLC, Barry Calder (Head of Liquidity & Client Services) has been removed as an Officer.
- For Cboe Bats, LLC, Rebecca Alley (VP, Corporate Marketing), Justina Cho (VP, Digital Marketing), Meaghan Dugan (SVP, Head of US Options), Tim Lipscomb (EVP, Chief Technology Officer), and Nicole Pursley (VP, Government Relations) have been appointed as Officers. David Brent (VP, Data Sales and RMA), Thomas Frey (SVP, Data Vantage Software Engineering), Adam Inzirillo (EVP, Global Head of Data Vantage), Brett Johnson (VP, Cboe Labs – Product Solutions), Kathleen Mikulak (VP, Deputy Chief Regulatory Advisor), and Oliver Sung (SVP, Head of North American Equities) have underwent changes to their existing titles as Officers. Natan Tiefenbrun (SVP, President North American and European Equities), Rylan Uherek (VP, Operations and Technology), and Daniel Watkins (SVP, Chief Operating Officer – Europe) have been removed as Officers.
- For Cboe Livevol, LLC, Jennifer Fuentes (VP, Interim Chief Compliance Officer) and Adam Inzirillo (VP) have been appointed as Officers. David Brent (VP, Data Sales and RMA) has been removed as an Officer.
- For Cboe Data Services, LLC, Jennifer Fuentes (Interim Chief Compliance Officer) has been appointed as an Officer.
- For Cboe Global Indices, LLC, Adam Inzirillo (VP), Chris Bialka (VP), and James Enstrom (Chief Audit Executive) have underwent changes to their existing title as Officers. Jennifer Fuentes (VP, Interim Chief Compliance Officer) has been appointed as an Officer.
- For Cboe Fixed Income Markets, LLC, Cboe Services Company (Sole Member) has been removed as an Officer.
- For Cboe Australia Services Pty. Ltd., Iain Gentle (Secretary) has been appointed as an Officer. Asika Wickramasinghe (Secretary) has been removed as an Officer.
- For Hanweck Associates, LLC, Chris Isaacson (VP, Chief Operating Officer) underwent changes to their existing title as an Officer. Jennifer Fuentes (Interim Chief Compliance Officer) has been appointed as an Officer.
- For Cboe Ascent Holdings LLC, Chris Isaacson (VP) underwent changes to their existing title as an Officer.
- For Digital Asset Benchmark Administration, LLC, Jennifer Fuentes (Interim Chief Compliance Officer) has been appointed as an Officer.